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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37303

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/24** AND ENDING **12/31/24**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **CAMDEN FINANCIAL SERVICES**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4913 Bateman Road

(No. and Street)

Keller	**TX**	**76244**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Louie Ucciferri	**214-336-5218**	louie@camdenfinancialservices.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Dylan Floyd Accounting and Consulting

(Name – if individual, state last, first, and middle name)

20909 Judah Lane	**Newhall**	**CA**	**91321**
(Address)	(City)	(State)	(Zip Code)
03/01/2016		**6235**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Luigi Ucciferri _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Camden Financial Services _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NICKOLAS AMAYA
Notary ID #134100649
My Commission Expires
December 12, 2026

Signature: _____

Title: _____
Financial and Operations Principal

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CONTENTS



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Camden Financial Services

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Camden Financial Services as of December 31, 2024, the related statements of income, changes in shareholders' equity, and cash flows for the 2024 then ended, and the related notes and schedules. In my opinion, the financial statements present fairly, in all material respects, the financial position of Camden Financial Services as of December 31, 2024 and the results of its operations and its cash flows for the 2024 then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Camden Financial Services. My responsibility is to express an opinion on Camden Financial Services financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Camden Financial Services in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The supplemental information consist of computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit Camden Financial Services' financial statements. The supplemental information is the responsibility of Camden Financial Services' management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

DylanFloyd Accounting & Consulting

Newhall, California
February 26, 2025

I have served as the Company's auditor since 2019.

CAMDEN FINANCIAL SERVICES
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash		$ 55,260
Total Assets		$ 55,260

LIABILITIES AND STOCKHOLDERS EQUITY

Liabilities:

Accounts payable and accrued expenses		$ 400
Total liabilities		$ 400

Stockholder's Equity

Common stock, no par value,		
Authorized 1,000,000 shares; issued		
and outstanding 10,000 shares	10,000	
Paid in capital	31,430	
Retained earnings	13,430	
Total stockholder's equity		$ 54,860
Total liabilities and stockholder's equity		$ 55,260

The accompanying notes are an integral part of these financial statements.

CAMDEN FINANCIAL SERVICES
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2024

Revenues:

Investment Banking Fees		$ 2,096,466
Commissions and concessions		5,791
Other income		2,231
Total revenues		$ 2,104,488

Expenses:

Commissions	1,001,156	
Occupancy and Equipment Expenses	974,841	
Compensation and Related Benefits	67,198	
Registration fees	27,993	
Other expenses	21,848	
Total expenses		2,093,036
Income (loss) before income taxes		11,452
Income taxes		207
Net Income (loss)		$ 11,245

The accompanying notes are an integral part of these financial statements.

CAMDEN FINANCIAL SERVICES
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2024

	Common Stock	Additional paid in Capital	Retained Earnings	Total
Balance, beginning of year	$10,000	$31,430	$ 2,185	$ 43.615
Shareholder Distributions				
Net income for the year ended December 31, 2024			11,245	11,245
Balance end of year	$10,000	$31,430	$13,430	$54,860

The accompanying notes are an integral part of these financial statements.

CAMDEN FINANCIAL SERVICES
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2024

Cash flows from operating activities
Net income (loss) $ 11,245

Adjustments to reconcile net income to net cash
 used in operating activities:

 Increase/Decrease in accounts receivable   0
 Decrease in commissions and other payables   (10,656)

Financing Activities
 Shareholder Distributions   0

    Total adjustments   (10,656)

    Net cash flows provided by operating activities   589

    Net decrease in cash   (40,615)

    Cash at beginning of year   54,671

    Cash at end of year $ 55,260

The accompanying notes are an integral part of these financial statements.

(1) Summary of Significant Accounting Policies

Nature of Business

Camden Financial Services ("the Company") is a registered broker dealer incorporated under the laws of the State of California maintaining its principal office in Los Angeles, California. The Company is subject to a minimum net capital requirement of $5,000 under SEC Rule 15c3-1. The Company is engaged in business as a securities broker-dealer that provides several classes of services, including sales of mutual funds, limited partnership interests, merger and acquisition advisory services, and the private placement of securities.

Under its membership agreement with FINRA, the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities and Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Method of Accounting

The Company's financial statements have been prepared using the accrual basis of accounting and in conformity with accounting principles generally accepted in the United States of America.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less to be cash equivalents.

Uses of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements estimates.

New and Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update 2014-09, "Revenue from Contracts with Customers" (Topic 606), that supersedes current revenue recognition guidance, including most industry-specific guidance. ASU 2014-09, as amended, requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services. The guidance also requires additional disclosures regarding the nature, amount, timing,

(1) Summary of Significant Accounting Policies (continued)

and uncertainty of revenue that is recognized. Under the new guidance, an entity is required to perform the following five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The adoption of ASU 2014-09, as amended, did not result in a material change in the timing of revenue recognition or a material impact on our financial position, results of operations, or cash flows from adopting this standard.

In February 2016, the FASB issued ASU 2016-02, "Leases" that requires for leases longer than one year, a lessee to recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The accounting update also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense. In addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements. The Company has reviewed the new standard and does not expect it to have a material impact to the statement of financial condition or its net capital.

Revenue Recognition

The Company receives commissions in accordance with terms stipulated in its sales agreements with investment companies. Commissions are recognized as earned when the transactions are closed per the agreements.

Income Taxes

Income tax expense consists of the following:

	Current	Deferred	Total
Federal	-	-	-
California	$800	-	$800
Total	$800	-	$800

(1) Summary of Significant Accounting Policies (continued)

The Company accounts for income taxes in accordance with FASB ASC 740 Income Taxes, which requires the recognition of deferred income taxes using an asset and liability approach in recognizing temporary differences. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities. The Company did not recognize any deferred tax asset and liability for the year ending December 31, 2024.

The Company's filed Federal and California income tax returns are subject to examination by the taxing authorities for up to three and four years, respectively, after filing.

(2) Net Capital

The Company is subject to a $5,000 minimum net capital requirement under SEC Rule 15c3-1 which requires a ratio of indebtedness to net capital not to exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2024, the net capital ratio was 0.0073 to 1 and the net capital was $54,860 which exceeded the required minimum by $48,960.

(3) Commitments and Contingencies

The Company's commitments and contingencies include the usual obligations of a registered broker-dealer in the normal course of business. In the opinion of management, such other matters are not expected to have material adverse effect on the Company's financial position or results of operations. Currently, the Company is not aware of any active commitments and contingencies as of December 31, 2024.

(4) COVID-19

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a global pandemic, which continues to spread throughout the United States and the World. While the disruption is currently expected to be temporary, there is uncertainty around the duration. The ultimate impact of the pandemic on the Company's future financial statements cannot be reasonably estimated at this time. No adjustments have been made to the amounts reported in this financial statement as a result of this matter.

(5) Subsequent Events

Management has evaluated subsequent events including transactions occurring after year end through the date the financial statements were available for issuance which was February 26, 2025. No transactions or events were found that were material to require recognition in the financial statements.

(6) Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment banking and mergers and acquisitions advisory services. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Segment revenue, significant expenses, and other required segment disclosures for the year ended December 31, 2024 are the same as those presented in the Statements of Financial Condition, Income, and Cash Flows.

CAMDEN FINANCIAL SERVICES
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
DECEMBER 31, 2024

Total equity from statement of financial condition	$ 54,860
Less: non-allowable assets	
Net Capital	<u>$ 54,860</u>

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 27
Minimum dollar net capital	$ 5,000
Net capital requirement (greater of above)	$ 5,000
Excess net capital	$ 49,860

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities (aggregate indebtedness)	$ 400
Ratio of aggregate indebtedness to net capital	0.0073 to 1
Percentage of debt to debt-equity total Computed in accordance with Rule 15c3-1(d)	N/A

RECONCILIATION WITH COMPANY'S COMPUTATION INCLUDED IN PART II OF FORM X-17a-5

A reconciliation of the Company's computation of net capital as reported was not prepared as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17a-5 Part II and the computation contained herein as of December 31, 2024.

CAMDEN FINANCIAL SERVICES
COMPUTATION FOR DETERMINATION OR RESERVE REQUIREMENTS
PURSUANT TO RULE 15C3-3
DECEMBER 31, 2024

Not Applicable - The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240 15c3-3.

Not Applicable - The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240 15c3-3.



DylanFloyd Accounting & Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Exemption Report Review—No Exceptions to Exemption Provisions

To the Board of Directors and Shareholders
Camden Financial Services

I have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Camden Financial Services (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filling this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (a) broker or dealer retailing corporate debt equity securities; (b) selling group participant in direct participation programs; (c) mutual fund retailer by application; (d) municipal securities broker; (e) broker or dealer selling variable life insurance or annuities; (f) real estate syndicator; (g) broker or dealer selling oil and gas interests; (h) put and call broker or dealer or option writer; (i) broker or dealer selling tax shelters or limited partnerships in primary distributions; (j) private placement of securities; and (k) other (Camden Financial Services will sell life insurance as a general agent of sub-agents). In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other that money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2- 4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule15c3-3) throughout the most recent fiscal year without exception.

Camden Financial Services' management is responsible for compliance with exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Camden Financial Services' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC staff Frequently Asked Questions.

DylanFloyd Accounting & Consulting

Newhall, California
February 26, 2025

I have served as the Company's auditor since 2019.

Camden Financial Services (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240. 17a-5(d)(l) and (4). To the best of its knowledge and belief, 1the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively, to: (a) broker or dealer retailing corporate debt equity securities; (c) mutual fund retailer by application; (d) municipal securities broker; (e) broker or dealer selling variable life insurance or annuities; (f) real estate syndicator; (g) broker or dealer selling oil and gas interests; (h) put and call broker or dealer or option writer; (i) broker or dealer selling tax shelters or limited partnerships in primary distributions; (j) private placement of securities; (k) other (Camden Financial Services will sell life insurance as a general agent of sub-agents); (l) referral fee and/or finder fee business; and (m) mergers and acquisitions; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

CAMDEN FINANCIAL SERVICES

I, Louie Ucciferri, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Louie Ucciferri
Financial and Operations Principal



DylanFloyd Accounting & Consulting

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S AGREED-UPON PROCEDURESREPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Shareholders
Camden Financial Services

I have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Camden Financial Services and the SIPC, solely to assist you and SIPC in evaluating Camden Financial Services' compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Camden Financial Services' management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Camden Financial Services's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2024. Accordingly, I do not express such an opinion or conclusion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of Camden Financial Services and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

DylanFloyd Accounting & Consulting
Newhall, California
February 26, 2025

I have served as the Company's auditor since 2019.

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
CAMDEN FINANCIAL SERVICES	8-37303

For the fiscal period beginning ___1/1/2024___ and ending ___12/31/2024___

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 2,104,487.00
2	Additions:		
	a Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b Net loss from principal transactions in securities in trading accounts.		
	c Net loss from principal transactions in commodities in trading accounts.		
	d Interest and dividend expense deducted in determining item 1.		
	e Net loss from management of or participation in the underwriting or distribution of securities.		
	f Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g Net loss from securities in investment accounts.		
	h Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3	Add lines 1 and 2h		$ 2,104,487.00
4	Deductions:		
	a Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 2,706.00	
	b Revenues from commodity transactions.		
	c Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
	d Reimbursements for postage in connection with proxy solicitations.		
	e Net gain from securities in investment accounts.		
	f 100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h Other revenue not related either directly or indirectly to the securities business.		
	Deductions in excess of $100,000 require documentation		
5	a Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
	b 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
	c Enter the greater of line 5a or 5b	$ 0.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 2,706.00

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.	$ 2,101,781.00
8	Multiply line 7 by .0015. This is your **General Assessment**.	$ 3,152.00
9	Current overpayment/credit balance, if any	$ 0.00
10	General assessment from last filed 2024 SIPC-6 or 6A	$ 517.00

11	a Overpayment(s) applied on all 2024 SIPC-6 and 6A(s)	$ 0.00	
	b Any other overpayments applied	$ 0.00	
	c All payments applied for 2024 SIPC-6 and 6A(s)	$ 517.00	
	d Add lines 11a through 11c	$ 517.00	

12	**LESSER** of line 10 or 11d.	$ 517.00

13	a Amount from line 8	$ 3,152.00	
	b Amount from line 9	$ 0.00	
	c Amount from line 12	$ 517.00	
	d Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.		$ 2,635.00

14	Interest (see instructions) for ___0___ days late at 20% per annum	$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.	$ 2,635.00
16	Overpayment/credit carried forward (if applicable)	$ 0.00

SEC No.	Designated Examining Authority	FYE	Month
8-37303	DEA: FINRA	2024	Dec

MEMBER NAME	CAMDEN FINANCIAL SERVICES
MAILING ADDRESS	4913 BATEMAN RD
	KELLER, TX 76244

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

CAMDEN FINANCIAL SERVICES	LOUIE NONE UCCIFERRI
(Name of SIPC Member)	(Authorized Signatory)
2/11/2025	louie@camdenfinancialservices.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.